GIBSON, DUNN & CRUTCHER LLP
LAWYERS
 A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5306
(202) 955-8500

www.gibsondunn.com

siglover@gibsondunn.com

May 10, 2005

Direct Dial (202) 955-8593	Client Matter No. C 66460-00010
Fax No. (202) 530-9598

VIA EDGAR AND HAND DELIVERY

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  NeuStar, Inc.
  Registration Statement on Form S-1
  File No. 333-123635

Dear Mr. Spirgel:

        Reference is made to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated April 28, 2005, setting forth comments to the registration statement on Form S-1 (the "Registration Statement") filed by NeuStar, Inc. ("NeuStar" or the "company") on March 29, 2005. Set forth below are the Staff's comments, indicated in bold, and the company's responses.

        On behalf of the company, we are filing herewith Amendment No. 2 to the Registration Statement (the "Amended Registration Statement"). We are also providing to the Staff two unmarked copies of the Amended Registration Statement and two copies of the Amended Registration Statement that are marked to show changes from the original Registration Statement, as amended by Amendment No. 1 to the Registration Statement (an exhibits-only amendment). Unless otherwise indicated, all references to page numbers are to the marked Amended Registration Statement provided herewith.

        This response letter has been filed via EDGAR, tagged as "CORRESP." Due to the nature of the attachments to this letter, such attachments have not been provided via EDGAR. Instead, the company will deliver an original of this letter, along with all attachments, via hand delivery.

General

1.
We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and various recapitalization information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

  The company will file one or more future amendments to the Amended Registration Statement that include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range, as soon as practicable. The company will not circulate a preliminary prospectus before filing these amendments.

2.
We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by International Data Corporation. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

  Attached under Tab A of the supplemental materials submitted to the Staff with this letter are marked copies of the International Data Corporation reports that support the company's statements on pages 2 and 52. A cover page restating the language from the prospectus and cross-referencing the relevant data is attached to each report. The company has advised us that these reports are publicly available and were not prepared specifically for inclusion in the Registration Statement; however, a consent from International Data Corporation is also attached under Tab A for your reference.

3.
Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

  The company will provide the Staff with copies of the proposed artwork on a supplemental basis as soon as it is available.

Prospectus Cover

4.
Tell us in your response letter why you believe the disclosure in the third paragraph is so material that it merits inclusion on the prospectus cover. In this regard, we note that you have prominently disclosed the restrictions on ownership and transfer in the prospectus summary.

  The prospectus cover has been revised to delete the third paragraph.

Prospectus Summary, page 1

5.
Please eliminate or explain technical and business jargon in the prospectus summary, and reduce the amount of jargon throughout the rest of the prospectus. Consider explaining when first used industry terms such as "neutral," "competitive churn," "standard interfaces," and "session initiation protocol" in clear concrete everyday language.

  The prospectus summary has been revised to explain technical and business jargon and to reduce the amount of jargon throughout the rest of the prospectus.

6.
Revise your disclosure throughout to remove unnecessary capitalized terms and defined terms. In addition, please minimize your use of acronyms. As one example, instead of defining infrequently used terms such as short-messaging service as "SMS" or Communications Industry Services group as "CIS," consider simply using the full term.

  The prospectus has been modified to minimize the use of acronyms. However, the company believes that, due to the frequency of its use, the use of the acronym "CSP", as opposed to the term "communications service provider", enhances the flow of the disclosure in the prospectus and, consequently, a reader's ability to comprehend that disclosure. Please note that, due technical processing mechanics of the financial printer's systems, the term "CSP" appears as changed text in the marked copies of the Amended Registration Statement, even in locations where the term "CSP" appeared in the original Registration Statement.

7.
You can safely delete the second sentence of the italicized paragraph. A summary by its terms does not contain all of the information in the prospectus. In addition, please delete the fourth sentence of the italicized paragraph. Once you make your disclosure clear from the context, you will not need to define terms such as "we," "our" and "us."

  Page 1 has been modified to make the requested deletions.

8.
Please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary.

  Consider eliminating here, or significantly reducing, the industry background, demand drivers, strengths and strategy discussions, which are more appropriate for your business section. Also, please delete the summary risks section on page 6 as this information appears to be overly general and the actual risk factors begin on page 10. Further, as part of your revisions, ensure that you provide a balanced discussion in the summary by briefly discussing, where you suggest a superlative characteristic of your services or products, your basis for such suggestion. For example, where you indicate that your clearinghouse services are "essential" and that your directories are "authoritative" and "manage virtually all telephone area codes and numbers," explain here how you determined this.

  The summary has been revised to decrease its length and to delete the summary risks section. The company believes that the terms cited by the Staff ("essential", "authoritative" and "manage virtually all telephone area codes and numbers") are, in fact, fair characterizations of its business in this case, and that appropriate context has been established to understand the company's disclosure. For example, the company believes that its use of the term "essential" is explained by the surrounding disclosure in the prospectus, including the statement that all telecommunications service providers must access the company's clearinghouse to properly route their customers' calls. As detailed in the prospectus, the company is in the unique position of being the only provider of certain types of services. The communications industry as a whole does, in fact, rely on the company's services to provide a range of communications services to its end users. In several instances, as described in the prospectus, the directories maintained by the company are the definitive resource for the telecommunications industry, which requires that there be one authoritative source for the information that the company manages. The company believes that the prospectus clearly describes, in factual terms, the nature of its services.

9.
We note your disclosure on pages 5 and 6 that you "anticipate that [you] will receive conversion elections from holders of [    ]% of [y]our outstanding common stock. . . immediately prior to the closing of this offering." Please disclose here why you anticipate this, including whether you have any agreements with the holders concerning the elections.

  Page 4 has been modified to provide a placeholder for the exact percentage of conversion elections that the company will have received prior to circulating the preliminary prospectus. The company does not have any agreements with its stockholders concerning these elections, but will amend the disclosure to set forth the percentage of elections received prior to circulating a preliminary prospectus.

Summary of the Offering, page 7

10.
Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

  Page 5 has been revised to include the requested disclosure.

Risk Factors, page 10

  General

11.
Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, you have risk factor captions that merely state a fact about you, such as "The market for certain of our addressing, interoperability, and infrastructure services is competitive" on page 13, or allude to a speculative future event, such as "Our potential expansion into international markets may be subject. . . "on page 15. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties.

  The risk factor captions have been revised to include the requested disclosure.

12.
Also, avoid generic conclusions in your risk factors that a risk could have an adverse effect on you. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. For example, in the risk factor beginning "Security breaches could adversely affect our business" on page 10, please describe whether you have experienced breaches in the past and how such breaches impacted your business and results of operations, to assist investors in assessing the likelihood and magnitude of the risk. This is only one example. Please revise throughout.

  The risk factors have been revised to include the requested disclosure.

13.
Tell us in your-response letter what consideration you have given to including a risk factor concerning the unavailability of net operating loss carryforwards and deferred tax benefits in 2005 and future years. We note your disclosure on page 34.

  The company has considered whether to include a risk factor concerning the unavailability of net operating loss carryforwards and deferred tax benefits in 2005 and future years. The company believes that, to the extent that the absence of net operating loss carryforwards and deferred tax benefits to offset taxable income is a risk, it is a risk that "could apply to any issuer." See Item 503(c) of Regulation S-K. Moreover, as the Staff has indicated, the company has already disclosed that it has exhausted such carryforwards and deferrals, which informs potential investors that the company's subsequent profits will be subject to U.S. federal income taxes at the statutory rates.

  Our seven contracts with North American Portability Management. . ., page 11

14.
We note your sentence "Furthermore, any of these contracts could be terminated in advance of its scheduled expiration date in limited circumstances, most notably if we are in default." Please explain whether, by "default," you mean default only of the terms of the particular agreement with North American Portability Management, and not other agreements, such as, for instance, any debt or customer agreements.

  Page 10 has been revised to clarify that the reference to "default" applies only to the terms of the applicable agreement with North American Portability Management, LLC. The company's contracts with North American Portability Management, LLC do not contain cross-default provisions tied to one another or the company's other contracts.

15.
We note your disclosure regarding the risk of possible modifications to your agreements. Please briefly disclose the 2003 amendments of these agreements, including the reduction in the transaction fee and the grant of credits totaling $22 million.

  The company believes that a description of the fee reduction and customer credits in isolation would mischaracterize the 2003 amendments as a negative event for the company when, in fact, the 2003 amendments extended the term of these contracts from 2006 to 2011, which was beneficial to the company. To make disclosure of the fee reduction and customer credits not misleading, the company would need to include language describing the complete set of amendments—which the company believes would be inappropriate for this risk factor.

  Certain of our other contracts may be terminated. . ., page 12

16.
Explain how the termination of each of the contracts presents a particular risk. Include in your explanation how important each contract is to your overall business, and in the case of the "National Pooling Administrator," note what pooling means to the extent it conveys what services you provide under the contract.

  Page 11 has been revised to include the requested disclosure.

  Failure to comply with neutrality requirements could result in loss. . ., page 12

17.
Revise to note here what you mean by "certain neutrality requirements." Also, provide recent examples of any fines and/or corrective actions that have been imposed on you as a result of any noncompliance with these requirements.

  Page 12 has been revised to include the requested disclosure. The company has advised us that no fines or corrective actions have been imposed on the company as a result of any noncompliance with its neutrality requirements.

  Shares eligible for future sale. . ., page 18

18.
Tell us in your response letter whether you have lock-up agreements with the employees and former employees that are not affiliates and what the material terms of such agreements are.

  The company has advised us that it has no lock-up agreements at this time. Certain of the company's employees and former employees have agreed to enter into a lock-up agreement in connection with the company's initial public offering. The company and the underwriters are still determining which stockholders will be required to enter into lock-up agreements in connection with this offering. The company will include this information in an amendment to the Amended Registration Statement after it becomes available and will include revised disclosure before any preliminary prospectus is circulated.

Dilution, page 26

19.
Please quantify the dilution to new investors if the underwriters fully exercise their over-allotment option.

  Page 26 has been revised to include the requested disclosure.

20.
Please quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options and warrants.

  Page 26 has been revised to include the requested disclosure.

Management's Discussion and Analysis, page 29

  General

21.
Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company. In this regard, we note your risk factor on page 16 regarding the increase in costs as a result of becoming a public company.

  Page 36 has been revised to include the requested disclosure.

22.
It appears from your disclosure on page 26 that the recapitalization will impact your net tangible book value. Discuss in detail the recapitalization transactions, your accounting for the recapitalization, and how you expect it will impact your financial position and future results of operations.

  The company has added disclosure describing the recapitalization and how it will impact the company's net tangible book value, financial position and future results of operations under the caption "Liquidity and Capital Resources" in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

  Consolidated Results of Operations, page 35

  Revenue, page 36

23.
We refer to your revenue recognition policy discussion on page 30 where you discuss multiple distinct revenue streams. Expand your results of operations disclosure to discuss not only the changes in the three general revenue categories, but also the changes in each distinct type of service revenue that is included within the three general revenue categories. Identify and individually quantify the factors underlying each material change.

  The discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations has been revised to include the requested disclosure.

  Liquidity and Capital Resources, page 42

24.
Please state here, and on pages 6 and 78, the amount of the dividend to be paid to the preferred stockholders.

  Pages 4, 47 and 83 have been revised to include the requested disclosure.

25.
Discuss in quantified detail your accumulated dividend payment obligation associated with the preferred stock. Also include this payment obligation in the table on page 43.

  The company's accumulated dividend payment obligation associated with its preferred stock is disclosed in quantified detail in Note 14 of the notes to the company's consolidated financial statements. In addition, pages 4, 47 and 83 have been revised to include the amount of dividends to be paid to the preferred stockholders upon consummation of the initial public offering and the accumulated dividend payment obligation as of December 31, 2004 has been added to the contractual obligations table on page 48. The company believes that this information is adequately disclosed and further detail would not enhance the investor's understanding of the company's accumulated dividend payment obligation.

Business, page 45

  General

26.
To assist investors in understanding how your business operates, please illustrate, in a very basic fashion, how a typical customer uses each of your general services.

  Page 50 has been revised to include the requested disclosure.

  Benefits of Our Clearinghouse, page 46

27.
We note your statement "Our clearinghouse services depend on complex technology that is designed to deliver reliability up to 99.999%." Indicate on what basis you have determined such reliability. Also explain what you mean by "36 measured and audited service levels."

  Page 51 has been revised to clarify this disclosure.

28.
Please explain what you mean by "We provide operationally essential, shared resources in a competitively neutral way" on page 46.

  Page 51 has been revised to clarify this disclosure.

  Operations, page 52

29.
Explain what you mean on page 53 by "Platinum Level" service contracts.

  Page 58 has been revised to include the requested disclosure.

  Research and Development, page 54

30.
We note your statement "Our first focus in research and development is to innovate." Tell us in your response letter what consideration you have given to including research and development disclosure in accordance with Item 101 (c)(xi) of Regulation S-K. Also tell us in your response letter what consideration you have given to intellectual property disclosure in accordance with Item 101(c)(iv) of Regulation S-K.

  Page 59 has been revised to include the amount expended by the company on research and development for the last three fiscal years. The company has considered the applicability of Item 101(c)(iv) of Regulation S-K. As described on page 66 of the prospectus, the company has advised us that it relies principally on trade secrets and copyrights in the conduct of its business. The company does not hold any patents or key licenses to enable its systems; rather, as disclosed on page 66, its success is dependent on the knowledge, ability and experience of its employees and the timeliness and quality of the services provided by it.

Management, page 62

  Aggregated Option Exercises and Fiscal Year-End Option Values, page 67

31.
State on what basis you have assumed a market value of $11.75 per share.

  Page 72 has been revised to include the requested disclosure.

  Change in Control Arrangements, page 68

32.
Please indicate when the options normally would vest if their vesting were not accelerated under the agreements due to a change in control.

  Pages 73 and 74 have been revised to include the requested disclosure.

Description of Capital Stock, page 80

33.
Include the disclosure required by Item 201(b) of Regulation S-K. Note that you should provide the information as of a recent date.

  Page 85 has been revised to include the information required by Item 201(b)(1) of Regulation S-K. The information required by Item 201(b)(2) will be included in the beneficial ownership table on page 77 prior to circulating a preliminary prospectus.

Potential Claims Related to Our Options, page 84

34.
Please describe the particular information you did not supply to the employees for compliance with the requirements of Rule 701. State plainly that the shares/options were issued in violation of Section 5 of the Securities Act.

  Pages 17, 18, 89 and II-3 have been revised to include the requested disclosure.

35.
We note your statement "In addition, we did not make certain required filings and comply with other requirements, including similar information requirements, in certain states to qualify the issuance of our options under the securities laws in those states." Please revise to state the particular filings and states.

  Pages 17, 18, 89 and II-3 have been revised to include the requested disclosure.

Shares Eligible for Future Sale, page 85

36.
Please indicate who "some of our other stockholders" are that signed the lock-up agreements and how much of your stock that they own. Similarly revise the related disclosure on page 91 in your underwriting section.

  The company has advised us that it has no lock-up agreements at this time. Certain of the company's stockholders and Melbourne IT Limited have agreed to enter into a lock-up agreement in connection with the company's initial public offering. The company and the underwriters are still determining which stockholders will be required to enter into lock-up agreements in connection with this offering. The company will include this information in an amendment to the Amended Registration Statement after it becomes available, and will include revised disclosure before any preliminary prospectus is circulated.

Underwriting, page 90

37.
Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

  The company has been advised by each selling stockholder that such selling stockholder is not a broker-dealer or an affiliate of a broker-dealer.

38.
As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.

  The company will advise the Staff once the amount of compensation to be allowed or paid to the underwriters has been cleared by the NASD and will provide the Staff with a copy of the letter or a call from the NASD informing that they have no additional concerns.

39.
Please explain to us the mechanics of the directed share program, and provide us with copies of all materials that you will provide to potential purchasers of any shares in the directed share program, and any communications you will have with potential purchasers, including emails. Your supplemental explanation should include, but not be limited to, the following details:

  •
  How the prospective recipients and number of reserved shares are determined;
  •
  How and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used;
  •
  The procedures investors must follow in order to purchase the offered securities, including-how and-when any communications or funds are to be received by the underwriter or the company;
  •
  The process for confirmation and settlement of sales to directed share purchasers;
  •
  Whether directed share purchasers are required to establish accounts before the effective time, and, if so, what if any funds are put in newly-established brokerage accounts before the effective date;
  •
  The relationship between the funds deposited into new accounts and the expected price for the shares allocated to the directed share purchaser; and
  •
  Whether and how the procedures for the directed share program differ from the procedures for the general offering to the public.

  Provide us with copies of all written communications with prospective purchasers about the directed share program.

  The company has requested that the underwriters reserve a portion of the shares to be offered for sale in a directed share program ("DSP"). The company will establish the aggregate number of shares reserved for the DSP, will specify the potential recipients of the directed shares, and will allocate the directed shares among the actual recipients. The company has selected Morgan Stanley & Co. Incorporated ("Morgan Stanley") to administer its DSP. The mechanics of the program are outlined below.

  The company will choose the potential recipients of the directed shares from its directors, officers, employees, business associates and other related persons. The company will provide the names, addresses and e-mail addresses of the potential recipients, as well as initial allocation amounts, to Morgan Stanley. Morgan Stanley will send an e-mail about the DSP to potential recipients and direct potential participants to log on to the Morgan Stanley DSP website. For certain individuals (e.g., individuals who do not have access to the Internet), Morgan Stanley will mail a copy of the preliminary prospectus together with materials relating to the DSP to each potential recipient. The DSP website and materials will include identical participation instructions, an indication of interest form and forms for opening a brokerage account with Morgan Stanley. To comply with Rule 134(b)(1), the DSP website and materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. In addition, in accordance with Rule 134(d), the materials will contain a statement that indications of interest made under the program create no obligation.

  Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form, specifying the number of shares requested and supplying information for compliance purposes. Morgan Stanley will use the information as its basis for evaluating the suitability of the proposed investment and application of Rule 2790 of the National Association of Securities Dealers. The indication of interest form also includes a lock-up agreement that covers any shares to be issued under the program.

  All prospective recipients will be required to purchase shares though a Morgan Stanley account. Individuals who do not have an account with Morgan Stanley will be required to open an account based on the information provided on the subscription documents.

  The deadline for expressing an indication of interest and opening an account will be three or four days prior to pricing. Once the deadline expires, Morgan Stanley will provide the company with the list of individuals who have completed the forms for participating in the DSP, who have opened accounts and who otherwise appear to be eligible to purchase shares under the DSP. The company will then review this list and determine the actual allocation of shares among these prospective recipients.

  Once the offering has been priced and the registration statement relating to the offering has been declared effective, Morgan Stanley will contact each prospective recipient (either orally or electronically) who has been approved by the company to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the DSP. The individual will be given the opportunity to purchase any portion of the shares allocated by the company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the sale will be confirmed with the individual, either orally or electronically, and Morgan Stanley will mail a written confirmation of the purchase accompanied by a final prospectus.

  The DSP is a part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the DSP and the process described above, the procedures for the DSP are substantially the same as the procedures that Morgan Stanley will use to offer securities to the general public.

  The company will provide a copy of the drafts of the material that will be distributed to potential recipients of directed shares to the Staff under separate cover.

40.
Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe in your response letter to us their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures.

  Briefly describe any electronic distribution in the filing.

  Also, tell us how the procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

  •
  the communications used;
  •
  the availability of the preliminary prospectus;
  •
  the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
  •
  the funding of an account and payment of the purchase price.

  Alternatively, to the extent that our Division has reviewed the procedures, please confirm this, and tell us if the procedures have been changed or revised subsequent to our clearance.

  Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

  Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

  We may have further comments.

  Morgan Stanley and J.P. Morgan Securities Inc. ("J.P. Morgan") do not intend to place a prospectus online or otherwise engage in an electronic distribution in connection with this offering, except, in the case of Morgan Stanley, with respect to the DSP described in the response to Comment 39 and, in the case of J.P. Morgan, as set forth in the following sentence. As a convenience, J.P. Morgan may transmit an electronic version of the prospectus by email to clients upon their individual requests. The company has been advised by J.P. Morgan that J.P. Morgan will not rely upon such requested electronic deliveries to satisfy its prospectus delivery requirements.

  Credit Suisse First Boston LLC ("CSFB") has advised the company that it plans to post the preliminary prospectus and the final prospectus on the "Equity New Issues US" portion of its external website. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements. The procedures employed in connection with CSFB's electronic website posting of the prospectus were reviewed by the Staff in connection with the Google Inc. initial public offering dated August 18, 2004, as well as the Spirit Finance initial public offering dated December 15, 2004. Moreover, screen shots of both the posting of the Google preliminary prospectus and the Spirit preliminary prospectus on the "Equity New Issues US" portion of CSFB's external website were cleared by the Staff. Neither CSFB's procedures with respect to "Equity New Issues US" nor the appearance of the screen shots have changed since they were cleared by the Staff in the aforementioned transactions.

  In addition, CSFB has advised the company that, as an accommodation to its customers, it sends PDF versions of the preliminary and final prospectus only to potential investors who specifically request information from CSFB about similar offerings. Please note, however, that CSFB will not rely on the PDF versions to satisfy its prospectus delivery requirements. The PDF files are accompanied by an email that contains only a descriptive subject header (issuer name and type of document, e.g., preliminary prospectus, final prospectus) and the PDF icon, but no text message. CSFB's Equity Sales Force is under instructions that they may forward such email (along with the PDF) to their customers in the appropriate jurisdictions, provided no message is added to the email being forwarded. Subject lines and emails containing PDFs of preliminary and final prospectuses from CSFB do not depart substantively from this format.

  It is possible that an electronic prospectus may be posted by a member of the underwriting syndicate. Morgan Stanley, CSFB and J.P. Morgan (the "Representatives") have advised the company that none of the agreements the Representatives have with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. The Representatives have also advised the company that they do not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The Representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

  The company has been advised by the Representatives that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and the allocations of shares are made. Prior to that time, the Representatives know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the Representatives do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

  To address the Staff's concerns, the Representatives will include in a communication to the syndicate the following:

    "You may not make an online distribution of shares of NeuStar, Inc. common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed."

  Given the responsibility of each broker/dealer to comply with all applicable Securities and Exchange Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by the Representatives that syndicate members will so comply, there would not appear to be a regulatory need to make the Representatives responsible for the Internet activities of other syndicate members. Representatives have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

  Neither the company nor any of the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Yahoo! Inc. (www.netroadshow.com). While certain Representatives have contracted with this service provider to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Securities and Exchange Commission and distributed to live attendees) is required to, and will, be made available on the web site. Yahoo! Inc. has informed the Representatives that it conducts Internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the Securities and Exchange Commission on March 12, 1997, and subsequent no-action letters from the Securities and Exchange Commission with respect to virtual roadshows. Each applicable Representative has previously provided to the Staff copies of its agreement with Yahoo! Inc.

Financial Statements

  Consolidated Statements of Operations, page F-5

41.
It appears that the caption "Cost of revenue" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. Please revise your presentation to comply with SAB 11:B. Otherwise, please advise us in your response letter.

  The company has revised its cost of revenue caption on the Consolidated Statement of Operations to indicate that it excludes depreciation and amortization in accordance with SAB Topic 11:B.

  Note 2. Summary of Significant Accounting Policies

  Unaudited Pro Forma Financial Information, page F-9

42.
It appears your pro forma earnings per share data should also give effect to the stock split disclosed on page 24, please revise and advise us.

  The consolidated financial statements have been revised to give retroactive effect to the 1.4-for-1 stock split to be effected as part of the Recapitalization. Please refer to the last paragraph of Note 19 to the consolidated financial statements. As a result, the company believes that discussion of the stock split under "Unaudited Pro Forma Financial Information" in Note 2 to the consolidated financial statements is not necessary.

43.
Please quantify on page F-9 the amount of accrued and unpaid dividends and disclose where the amount is reported in your balance sheet.

  The company has revised the discussion under "Unaudited Pro Forma Financial Information" to disclose the accrued and unpaid dividends at December 31, 2004 and that such dividends are included within the Preferred Stock caption in the Consolidated Balance Sheet. The company notes that accrued and unpaid dividends for each class of Preferred Stock are also disclosed within Note 14 to the consolidated financial statements.

  Restricted Cash, page F-10

44.
It appears your customer credit and lease obligations may be long-term in nature. Please explain to us in your response letter your basis in GAAP for reporting restricted cash as a current asset in the balance sheet and clarify your disclosure. Refer to the guidance in paragraph 6 of ARB43, Chapter 3A.

  The company has advised us that restricted cash at December 31, 2004 consists of cash pledged as collateral for outstanding letters of credit related to the 2003 customer credits and deposits under operating lease obligations of $5.2 million and $500,000, respectively. During 2005, letters of credit of $4.8 million are scheduled to be released. The company has advised us further that the remainder of the letters of credit and the lease deposit total approximately $835,000 and will not be released or returned during 2005. Accordingly, the company has revised the consolidated balance sheet to reclassify $835,000 of restricted cash to long-term assets at December 31, 2004. Restricted cash at December 31, 2003 consisted principally of deposits under operating lease obligations. These amounts have been reclassified to long-term assets at December 31, 2003. The company believes that the revised consolidated financial statements are in accordance with Paragraph 6 of ARB 43, Chapter 3A.

  Derivatives and Hedging Activities, page F-10

45.
Notwithstanding the insignificance of the fair value of the interest rate swap agreement, fully comply with the disclosure requirements of paragraphs 44 and 45 of SFAS No. 133.

  In October 2003, the company entered into an interest rate swap agreement to manage its interest rate exposure under its receivables facility. Under the terms of the swap agreement, the company pays a fixed rate of 1.7% and received a floating rate based on of one-month LIBOR. The company has advised us that the notional amount amortizes over the life of the swap and was $9.2 million and $3.7 million at December 31, 2003 and 2004, respectively. The company has advised us that the swap does not meet the criteria under SFAS 133 to qualify for cash flow hedge accounting. The company has advised us that, at December 31, 2003 and 2004, the fair value of the swap was $(15,000) and $11,000, respectively. The company has revised the notes to the financial statements to discuss its objective for entering into the swap agreement. Due to the immateriality of the fair value of the swap at each balance sheet date and the fact that the swap does not meet the criteria for a cash flow hedge, the company does not believe additional disclosure is required.

  Goodwill, page F-12

46.
Tell us in your response letter how many reporting units you have and how you identified these reporting units under the guidance in SFAS 142. As part of your response, please clarify what you mean by "operating units" in the last paragraph on page F-26.

  Please refer to the response to Comment 52. The company believes that it has one operating segment under SFAS 131. Therefore, the company evaluated whether it had any components below the operating segment that represented reporting units under SFAS 142. Under SFAS 142, a component of an operating segment is a reporting unit if the component constitutes a business (as described in EITF 98-3) for which discrete financial information is available and segment management regularly reviews the operating results of that component.

  As discussed in the response to Comment 52, the company does not derive separate measures of profit or loss for its service offerings because the costs to operate the clearinghouse are not allocated. Therefore, discrete financial information is not available for the company's service lines. Further, the company's service offerings do not constitute businesses under EITF 98-3 because they do not have the required elements to conduct operations on a stand-alone basis. As a result, the company has determined that it has one operating segment that is the sole reporting unit, and therefore goodwill is tested for impairment at the entity level.

  The reference to "operating units" in Note 11 has been deleted.

  Revenue Recognition

  General

47.
We note that you have several contracts in which you recognize revenue ratably over the term of the contract. Clarify what you mean by "ratably" in each of these instances and tell us in your response letter why you believe it is appropriate to recognize revenue in this manner.

  Under the company's contract to serve as the North American Numbering Plan Administrator (NANPA), the company receives a fixed annual fee to maintain the authoritative database of telephone numbering resources for North America. The company considered the guidance in the FASB's Invitation to Comment, Accounting for Service Transactions, when determining the appropriate revenue recognition policy for the NANPA contract. The company believes that the proportional performance method under the FASB Invitation to Comment is appropriate as the company's services under the NANPA contract consist of multi-performance acts over an accounting period. As the company's services consist of an unspecified number of similar acts with a fixed period of performance, revenue is recognized on a straight-line basis consistent with the guidance in the Invitation to Comment. The company also believes its revenue recognition policy for the NANPA contract is consistent with SEC Staff Accounting Bulletin No. 104, Revenue Recognition.

  The company has advised us that it receives payments from domain name registrars under contracts that require it to maintain the domain name registered for a defined period of time (generally between one and ten years). The company also receives payments from wireless content providers under contracts that require it to maintain the registration of Common Short Codes for a defined period of time (generally between three and twelve months). Under both of these arrangements, the company is not required to perform specific acts, but instead must maintain the various registries for defined periods of time. As a result, the company believes that revenue should be recognized straight-line over the contract period. The company believes this treatment is consistent with SAB Topic 13:A.3.f Question 2, which describes a tracking service and states that "the services specified in the arrangement are performed continuously over the contractual term of the arrangement (and any subsequent renewals). Therefore, the staff believes that Company A should recognize revenue on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern..." The company does not believe that revenue is earned or obligations are fulfilled in a different pattern.

  Please refer to the response to Comment 49 for a discussion of the company's revenue recognition policies for order management services.

  The company has revised its disclosure to remove references to "ratably" when discussing its revenue recognition policies.

  Addressing, page F-13

48.
We note that you use the proportional performance method to recognize revenue under your cost-plus contract to serve as the National Pooling Administrator. Please explain to us in your response letter in more detail the nature of the services you provide under this contract and explain to us your GAAP basis for recognizing the revenue in this manner. Tell us if this contract involves a specified number of defined acts and, if so, explain the nature of these acts. Also, tell us why it is not appropriate to utilize a straight line methodology.

  The company has advised us that its contract as the National Pooling Administrator required the development and subsequent operation of a system that the company uses to assign and allocate pooled blocks of telephone numbers in the United States. The company considered the guidance in the FASB's Invitation to Comment, Accounting for Service Transactions, when determining the appropriate revenue recognition policy for the National Pooling Administrator contract. The company believes that the proportional performance method under the FASB Invitation to Comment is appropriate as its services extend beyond an accounting period with more than one performance act.

  Under the contract, the company provides design, development, implementation and testing of the system prior to its acceptance. Subsequent to acceptance, the company provides pooling administration, block application processing and maintenance of the system. The company considers these services to be specified in number and dissimilar in nature. Therefore, the company believes that revenue should be recognized based on the ratio of direct costs incurred to the total estimated direct costs of the contract, as described in the Invitation to Comment. As this is a cost-plus contract, the company recognizes a pro rata amount of the negotiated fee when costs are incurred.

  The company also believes its revenue recognition policy for the National Pooling Administrator contract is consistent with SEC Staff Accounting Bulletin No. 104, Revenue Recognition.

  Interoperability, page F-14

49.
Based on your discussion of order management services, it appears that you enter into arrangements where you provide multiple services to the customer. Explain to us your consideration of EITF 00-21, Revenue Arrangements with Multiple Deliverables for these arrangements.

  The company has advised us that its order management contracts generally call for upfront setup and implementation services to create an interface between the customer and the company's clearinghouse. The company also establishes an interface with communications providers specified by its customers to allow the processing of transactions through the company's clearinghouse. Upon completion of setup and implementation, the company provides transaction processing for the customer on the company's clearinghouse. The company's contracts specify a fixed fee for its upfront setup and implementation services and a per-transaction fee for transactions processed through its clearinghouse.

  The company does not believe that its upfront services represent a separate deliverable under SEC Staff Accounting Bulletin No. 104 (SAB 104) as those services do not provide significant value to the customer in the absence of the ongoing transaction processing. The earnings process for the company's upfront services is completed by providing transaction processing services over the term of the contract. Under SAB 104, revenue for upfront fees should be deferred and recognized systematically over the period the fees are earned. The company has used the straight-line method to recognize upfront fees upon the completion of setup and implementation, as there is no evidence to suggest that revenue is earned in a different pattern.

  As these contracts consist of one deliverable (transaction processing services), the company believes that EITF 00-21 is not applicable.

  Significant Contracts, page F-14

50.
Refer to your discussion of your pricing discounts and explain to us in your response letter why you do not recognize these credits as a reduction to revenue throughout the year based on a systematic allocation of the cost of honoring these credits to each of the underlying revenue transactions that result in progress by the customers toward earning the credits. Disclose in sufficient detail how both the annual and the aggregate pricing discounts are determined and explain to readers how you account for them. Refer to Issue 6 of EITF 01-09 for guidance.

  The per transaction pricing under the company's contracts with North American Portability Management, LLC (NAPM) provides for annual volume discounts (credits) that are earned on all transactions in excess of the pre-determined annual volume threshold. In the period in which the credits are earned, billings in excess of the discounted pricing are recorded as a customer credit liability on the balance sheet, with a corresponding reduction to revenue. In the following year when the credit is applied to invoices rendered, the customer credit liability is reduced with a corresponding credit to account receivable.

  Issue 6 of EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) applies to vendor offers to rebate or refund a specified amount of cash consideration that (i) is redeemable only if a customer completes a specified cumulative level of revenue transactions and (ii) does not provide the vendor with an identifiable benefit. The rebates and refunds described under Issue 6 of EITF 01-09 are earned and payable to the customer once the cumulative level of transactions is reached. No further transactions are required to redeem the award. In that instance, the award is deemed a reduction of the revenue generated from the transactions leading up to the threshold.

  This scenario differs from the company's volume discounts as future transactions are required to earn the volume credit once the threshold is reached. If a customer were to stop processing transactions once the threshold was reached, it would not receive any credits or other consideration. The company believes this supports its position that the volume credits are not associated with the transactions leading up to the threshold, but rather are appropriately accounted for as a reduction of revenue for transactions subsequent to the threshold being met, as that is when the credits are earned.

  Please refer to the revised discussion under "Significant Contracts."

  Basic-and-Diluted-Net (Loss) Income Attributable to Common Stockholders per Common Share, page F-17

51.
We note on page F-34 that you granted nonvested stock on July 19, 2004 however; it does not appear that you included this nonvested stock in your diluted EPS calculation for 2004. In accordance with paragraph 20 of SFAS 128, please revise your 2004 dilutive EPS calculation to include the effect of this nonvested stock.

  The company has advised us that the dilutive impact of the nonvested stock granted in 2004 was included in the company's calculation of diluted earnings per share for 2004. The incremental shares associated with the nonvested stock and stock options were combined in the table on Page F-18.

  Segment Information, page F-19

52.
We note that you consider yourself to operate in one business segment. Given the separate, distinct services that you offer, it is unclear to us how your chief operating decision maker does not review financial information separately for each of these services. Please identify for us in your response letter your chief operating decision-maker and explain to us what information he reviews when making decisions about resources to be allocated and when assessing performance. To assist us in our understanding of your operations, please provide us an organizational chart of the company that identifies the various levels of management and summarizes their responsibilities.

  The company is organized by functional area, with all functional unit heads reporting to the President/Chief Operating Officer, who in turn reports to the Chief Executive Officer. Also reporting to the CEO are the Chief Financial Officer, Chief Technology Officer, General Counsel, and heads of Human Resources, External Affairs, Corporate Development and Marketing, and Corporate Communications. Attached under Tab B of the supplemental materials submitted to the Staff is an organizational chart for the company.

  The President/Chief Operating Officer is the chief operating decision maker within the company, as that term is defined and described in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131). Reporting to the COO are the heads of Sales and Business Development, Operations, Systems Development & Engineering, Service Delivery and Customer Relations.

  The COO and the other decision makers in the company, the CEO and the CFO, review the following financial results:

  •
  Income statement, balance sheet and cash flow at the total enterprise level;
  •
  Revenue by service line (Addressing, Infrastructure, Interoperability);
  •
  Costs on a functional level (e.g., Sales and Marketing, G&A, etc.) and by category (e.g., personnel expense, consultants, travel, maintenance, etc.);
  •
  Capital spending at the enterprise level; and
  •
  Headcount by functional organization.

  From a revenue perspective, the company provides substantially all of its services to a common customer group—i.e., North American communications service providers. Its services revenue is categorized as Addressing, Infrastructure and Interoperability, representative of how its customers utilize its clearinghouse services. Service offerings are sold by common sales teams, and there is no differentiation in the sales compensation plan as to whether services offerings are sold as Addressing, Infrastructure or Interoperability.

  From a cost perspective, the company runs a clearinghouse model with common facilities, systems and processes that support all of its individual services. The company's costs to operate the clearinghouse are not allocated to any of its service offerings. As a result, separate profitability measures are not derived for the company's service offerings. Business profitability is assessed solely at the total enterprise level, consistent with the clearinghouse model that the company employs. There are no profit centers in the business below the total enterprise level.

  The company has considered the provisions of FAS 131. Specifically, Paragraph 10 of FAS 131, states that,

        An operating segment is a component of an enterprise:

  a.
  That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

  b.
  Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

  c.
  For which discrete financial information is available.

  The company's service lines (Addressing, Interoperability, and Infrastructure) are driven by activities from which they earn revenues and incur common costs to operate the clearninghouse; however, as discussed above, the company tracks only the aggregate revenue of these service offerings and does not allocate the common costs of the clearinghouse. Separate measures of profit or loss are not derived for our service lines. As such, discrete financial information is not available for our service lines. Accordingly, our service lines do not meet the criteria under Paragraph 10 of FAS 131 to be considered operating segments.

53.
In accordance with paragraph 37 of FAS 131, disclose your revenues for each service or each group of similar services. Based on your revenue recognition disclosure on pages F- 13 and F-14, it appears that your services are as follows:

•
Services provided under the North American Numbering Plan Administrator contract
•
Services provided under the National Pooling Administrator contract
•
Allocation of pooled blocks of telephone numbers
•
Internet domain registrations
•
Common short code services
•
Wireline and wireless number portability services
•
Order management services (including customer set-up and implementation)
•
Network management services
•
Connection fees

  If you believe that any of the above services are similar and can be combined in accordance with paragraph 37, explain to us in detail in your response letter how you arrived at that conclusion.

  Within Addressing, Interoperability and Infrastructure are various sub-services that the company believes are similar in nature and are appropriately combined under Paragraph 37 of FAS 131. The company's pooling allocation services, domain name services and common short code services within Addressing are similar in nature because of their use in the industry. In all of these services, the company allocates and assigns shared resources that are necessary for the identification of an origination and a termination point for all forms of communication. Additionally, the company groups the administration fees that it receives to serve as the North American Numbering Plan Administrator and the National Pooling Administrator under Addressing because they both pertain to routing information. The company's number portability and order management services within Interoperability are similar in nature because they enable communications across disparate networks. The company's network management services and connection fees within Infrastructure are similar because they both enable the centralized management of changes to network elements within a communications service provider's network.

  Within Management's Discussion and Analysis of Financial Condition and Results of Operations, the company discusses period-over-period variations in sub-service revenues to facilitate an understanding of the underlying trends within Addressing, Interoperability and Infrastructure, not because such sub-services are dissimilar.

  The company notes that the Staff developed a proposed list of NeuStar's services through review of its revenue recognition disclosure on pages F-13 and F-14. The various contracts under which the company provides its services dictate its revenue recognition policies and the related disclosure required under Generally Accepted Accounting Principles. However, the company reviews its services based on how they are used by its customers—not based on which contracts the services derive from. The company believes that this approach is consistent with how its services are viewed by industry analysts and potential investors.

  Note 10. Commitments and Contingencies, page F-26

  Contingencies, page F-26

54.
We note your disclosure that you are not a party to any lawsuit that is likely to have a material adverse effect on your financial statements. Does this mean that it is reasonably possible that a lawsuit will have a material adverse effect on your financial statements? If so, please provide the disclosures required by paragraph 10 of SFAS No. 5. To this effect, we note your legal proceedings disclosure on page 61.

  The company does not believe that it is reasonably possible that any lawsuit to which the company is a party will have a material adverse effect on its financial statements. The disclosure on page 66 of the prospectus and Note 10 to the company's financial statements have been revised accordingly. The company has included the description of its pending litigation with Mr. Armentrout on page 66 of the prospectus solely because of the nature of Mr. Armentrout's allegations. The company has consistently asserted that Mr. Armentrout's claims are without merit.

  Note 11. Restructuring Charges

  Closure of Excess Facilities, page F-27

55.
Explain to us in detail in your response letter how you accounted for the excess facilities relating to lease terminations and excess lease costs. Do you still record rental expense for the lease payments made (net of sublease income) on these closed facilities? If so, why? To this extent, we note your statement in your Operating Leases footnote that rent expense is net of sublease income for the years ended December 31, 2002, 2003 and 2004.

  The company accounted for excess facilities relating to lease terminations and excess lease costs in accordance with EITF No. 94-4, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity Including Certain Costs Incurred in a Restructuring. During 2002, the company abandoned two facilities for which contractual obligations existed prior to the commitment date and continued on after the exit plan was completed with no economic benefit to the company. As such, the company recorded an accrual for both facilities which was comprised of the remaining contractual obligation under each lease, plus estimated lease commission and other incremental costs to sublease the abandoned space, less estimated future sublease income after a reasonable lease-up period.

  The company has advised us that it does not expense lease payments related to these abandoned facilities. Lease payments, net any related sublease income, reduce the restructuring accrual.

  The company has revised its operating leases footnote to reflect this disclosure.

  Note 14. Preferred Stock, page F-30

56.
Please clarify for us in your response letter how you accounted for your various classes of preferred stock and tell us how you determined the carrying value of each as shown on the balance sheet as of 12/31/04. Reference all authoritative, pertinent accounting guidance that supports your treatment in your response.

  The terms of the Series B Voting Convertible Preferred Stock (Series B) and Series C Voting Convertible Preferred Stock (Series C) contain a deemed liquidation preference which provides that, upon a change in control, the Series B and Series C holders are entitled to elect to receive either a cash payment equal to the liquidation preference (purchase price plus accrued and unpaid dividends) or a cash payment equal to the amount that would have been payable had the respective series been converted to common stock. In accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities, change in control provisions would require a security to be classified outside of permanent equity because a purchaser could acquire a majority of the voting power of the outstanding stock, without company approval, thereby triggering redemption.

  The terms of the Series D Voting Convertible Preferred Stock (Series D) contain a redemption provision whereby during the period commencing August 5, 2006 and ending September 5, 2006, holders of the majority of the then-outstanding shares of Series D may require the company to effect certain transactions to fund the redemption of Series D, such that Series D holders will receive the applicable liquidation amount (purchase price plus accrued and unpaid dividends). If the shares are not purchased or redeemed by the company prior to June 5, 2007, the company must redeem the shares on that date. In accordance with ASR 268, Redeemable Preferred Stocks, securities subject to mandatory redemption requirements or whose redemption is outside the control of the issuer are required to be classified outside of permanent equity.

  The company does not believe that the Series B, C, and D fall under the scope of FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150). As Series B and Series C are contingently redeemable only upon a change in control, Series B and Series C do not fall under the scope of FAS 150 until that event becomes certain. In addition to being mandatorily redeemable on a specified date, the Series D may be converted into shares of common stock at anytime upon the option of the holder. Accordingly, the shares do not fall under the scope of FAS 150 until the holders notify the company of their intent to redeem their shares. As the company's Series B, C and D stock must be classified outside of permanent equity, but are not considered liabilities under FAS 150, they are appropriately classified as mezzanine securities at December 31, 2003 and 2004 in the consolidated balance sheets.

  The holders of the Series B and C are entitled to receive cumulative dividends payable in cash. Therefore, the carrying amounts of Series B and C are increased periodically as dividends are accrued. As the Series D is redeemable at a future determinable date at a fixed and determinable redemption amount, in accordance with SAB 64, Redeemable Preferred Stock, the carrying amount of Series D has been increased by periodic accretion for offering costs which offset the proceeds from the initial issuance and the accrual of dividends so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date.

57.
In the next amendment revise your stock option footnote to disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

•
For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).

•
Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

•
If the valuation specialist was a related party, disclose a statement to that fact.

    Further, if applicable, disclose in your management's discussion and analysis the intrinsic value of outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance-sheet date presented in the registration statement.

  In addition, if you did not use a contemporaneous valuation to determine the fair value of your common stock, we note that the board of directors must have relied on alternative means for determining the fair value of your common stock. If so, please revise management's discussion and analysis to disclose the following:

  •
  A discussion of the significant factors, assumptions, and methodologies used in determining fair value as noted in your responses

  •
  A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated initial public offering price

  •
  The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

  The following table shows, in chronological order, the date of each stock option grant, number of options granted, grant/exercise price and deemed fair value of the underlying shares of common stock for each option to purchase common stock issued since March 31, 2004. The company has determined that the intrinsic value of the common stock is zero as all of the options listed in the table were originally granted at the then current fair market value of the company's common stock.

Grant Date	Number of Options Granted	Exercise Price
June 22, 2004	2,369,570	$6.25
November 18, 2004	613,620	$8.39
February 14, 2005	341,846	$10.86

  The company has advised us that it used contemporaneous valuation methodology to determine the fair value of the common stock. The valuation analysis was performed by the company's Treasurer and VP of Finance, who has experience in financial and intrinsic valuation models. Before each option grant, the company's VP of Finance would prepare a valuation analysis based on the methodology described below. The valuation was reviewed and approved by the company's CFO. The company's CFO presented the valuation to the company's board of directors and recommended a grant price based on the analysis. The board of directors reviewed the grant price and approval is documented in the board meeting minutes. Prior to January 2005, the board of directors during this period was comprised of the Chairman and CEO of NeuStar, two individuals designated by certain stockholders; and two independent board members. In January 2005, two new directors were appointed to the company's board of directors, with the result that the company's board of directors from that point forward was comprised of the Chairman and CEO of NeuStar, three individuals designated by certain stockholders, and three independent board members. Management believes this process provides a solid framework for fair market value determination.

  In the absence of a public trading market, the company believes that it is appropriate to consider a range of factors to determine the fair market value of the common stock at each option grant date. These factors include: discounted cash flow; public company comparables (price to earnings ratios, EBITDA and revenue); the illiquidity of securities in a private company; the company's performance and operating results at the time of grant; the Warburg Pincus majority ownership; the options and other dilutive securities; major company milestones (obtaining the safe harbor order from the Federal Communications Commission to facilitate the company's initial public offering, business acquisitions, executive additions, major contracts wins/losses) and the likelihood of a liquidity event for the shares of common stock underlying the options, such as an initial public offering.

        To calculate the equity value, the company used the following methodology:

  •
  a weighted average of a valuation derived from its three-year discounted cash flow and metrics of public company comparables.

  •
  discounted cash flow had the following variables: three year forecast; discount rate; terminal value; profitability/capital assumptions and free cash flow.

  •
  public company comparables include companies with similar business models and industry focus, with particular emphasis on companies with transaction-based revenue.

  •
  public company comparables use the following metrics: Revenue, EBITDA and net income.

  •
  review of major company milestones, liquidity of common stock and Warburg Pincus majority ownership.

  As described above, the company considers a variety of factors in its determinations of the fair market value of the company's common stock. Management believes that the company's estimates regarding the fair market value of the common stock are reasonable and appropriate.

  Note 20. Quarterly Financial Information (Unaudited), page F-35

58.
Explain in a footnote to the quarterly data the reason(s) for the significant decrease in income from operations in the fourth quarters of 2003 and 2004, and advise us. You should also discuss in management's discussion and analysis.

  The company has revised the quarterly financial information in Note 20 to include a footnote describing the decrease in income from operations in the fourth quarters of 2003 and 2004. A discussion of the factors leading to this decrease is included in management's discussion and analysis on Page 45, immediately prior to the quarterly data table.

  Recent Sales of Unregistered Securities, page II-2

59.
Please clarify whether the securities issued in 2003 in reliance upon Rule 506 were connected to the Nightfire Software acquisition and account for the difference in amounts of shares stated on pages 34 and II-2.

  The company confirms that the securities issued in 2003 were connected to the acquisition of assets from NightFire Software. The company has advised us that the difference in share amounts is due to 18,833 shares of common stock that were returned to the company in satisfaction of indemnification claims under the definitive acquisition agreement.

Exhibits

60.
To the extent you have not done so, file as exhibits to your registration statement all of the contracts with North American Portability Management LLC that you mention on page 11 in the risk factors.

  The company filed as Exhibit 10.1 to the Registration Statement a contractor services agreement by and between the company and North American Portability Management, LLC. The other six agreements with North American Portability Management are substantially identical in all material respects to the filed agreement. In accordance with Instruction 2 to Item 601 of Regulation S-K, the company has filed a schedule identifying the other agreements.

61.
File the receivables facility agreement described on page 43 and the Verizon agreement that you mention on page 54 as exhibits or tell us in your response letter why you are not required to do so.

  The receivables facility has been filed as Exhibit 10.39. The company has advised us that nearly all of the revenues paid by Verizon were for services provided by the company under its contracts with North American Portability Management, LLC, the form of which is attached as Exhibit 10.1.

*    *    *

        We appreciate this opportunity to provide our views to the Staff. If you wish to discuss any of the foregoing comments, please call me at (202) 955-8593 or Denis Curran at (202) 955-8520.

Very truly yours,
/s/ Stephen I. Glover

SIG/aw

Attachment(s)

cc:
Jeffrey E. Ganek
NeuStar, Inc.